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Exhibit 99.(a)(4)                                                 Exhibit (a)(4)

                        SUPPLEMENT TO OFFER TO PURCHASE
                       ERP OPERATING LIMITED PARTNERSHIP
                               (THE "PURCHASER")
                    IS OFFERING TO PURCHASE 35,190 UNITS OF
                    INVESTOR LIMITED PARTNERSHIP INTEREST OF
                                 (THE "OFFER")
                       KRUPP REALTY LIMITED PARTNERSHIP-V
                              (THE "PARTNERSHIP")
                           FOR $875 PER UNIT IN CASH
                              (THE "OFFER PRICE")

    We will accept all Units (as defined below) in response to the Offer in our Offer to Purchase, dated November 23, 1999, as amended and supplemented from time to time. We are currently seeking to acquire 35,190 Units. One of our affiliates already owns an interest in ten Units. If we were to purchase the 35,190 Units being offered for, we and our affiliate would own 100% of the outstanding Units. The Offer is not subject to a minimum number of Units being tendered. If Units are validly tendered and not properly withdrawn prior to January 21, 2000 (the "Expiration Date"), unless extended, and the purchase of all such Units would result in there being less than 350 Unitholders, we will purchase only 99% of the total number of Units so tendered by each limited partner.

    We will pay for accepted Units promptly after the Expiration Date.

    The Offer Price will be reduced for any distributions declared or made by the Partnership between November 23, 1999 and the Expiration Date, unless further extended. THE PURCHASER WILL PAY ANY TRANSFER FEES, BROKERAGE FEES OR COMMISSION THAT MAY ARISE UPON THE TENDER OF UNITS TO THE PURCHASER IN CONNECTION WITH ITS OFFER (generally, up to 10% of the sales price, subject to a $150-200 minimum commission per trade). We are unaware of any other fees or commissions that you may incur.

    PLEASE READ THE OFFER TO PURCHASE, DATED NOVEMBER 23, 1999, FOR A DESCRIPTION OF THE TERMS OF THE OFFER.

    We currently intend that, upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted. The Offer is not expected to have any effect on the Partnership's operations. However, if the Purchaser acquires more than 50% of the outstanding Units, it will have a majority of the Investor Limited Partner interests in the Partnership. The Partnership's Amended Agreement of Limited Partnership (the "Partnership Agreement") provides that a majority in interest of the Investor Limited Partners, without the concurrence of the General Partners or the Original Limited Partner (as defined in the Partnership Agreement), may: amend the Partnership Agreement, subject to some limitations; terminate the Partnership; remove any General Partner; and approve or disapprove the sale of all or substantially all of the assets of the Partnership.

    If you desire to accept the Offer, you should complete and sign the enclosed blue letter of transmittal (the "Letter of Transmittal") in accordance with the instructions thereto and mail or deliver the signed Letter of Transmittal and any other required documents to MMS Escrow and Transfer Agency, Inc. (the "Depositary"), at one of its addresses set forth on the front cover of the blue Letter of Transmittal.

    Questions and requests for assistance or for additional copies of the Offer to Purchase or the Letter of Transmittal may also be directed to the Depositary at (888) 292-4264.

    We are offering to purchase all of the outstanding limited partnership interests (the "Units") in the Partnership for the Offer Price of $875 per Unit, net to the seller in cash, without interest, less the amount of distributions, if any, declared or made by the Partnership in respect of any Unit from November 23, 1999 until the Expiration Date, unless further extended. The Offer is made upon the terms and subject to the
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conditions set forth in the Offer to Purchase dated November 23, 1999, an amendment to the Offer to Purchase dated December 15, 1999, this Supplement dated December 15, 1999, and the Letters of Transmittal dated November 23, 1999 and December 15, 1999.

    We have extended the Expiration Date of the Offer to January 21, 2000,
12:00 midnight, central standard time. If you desire to accept the Offer, you must complete and sign the blue Letter of Transmittal in accordance with the instructions contained therein and forward or hand deliver it, together with any other required documents, to the Depositary. You may withdraw your tender of Units pursuant to the Offer at any time prior to the Expiration Date and, unless accepted for payment as provided in the Offer to Purchase, may also be withdrawn any time on or after March 31, 2000.

    On December 2, 1999, the Partnership received an acquisition proposal from KR5 Acquisition, L.L.C., a newly formed Delaware limited liability company affiliated with the General Partners ("KR5 Acquisition"), to acquire outstanding Units for $864 per Unit in cash. The proposed transaction would be structured as a merger of the Partnership into KR5 Acquisition, in which all outstanding partnership interests other than those held by affiliates of the General Partners and certain current limited partners who will be reinvesting their Units in KR5 Acquisition (the "Investors"), would receive the $864 per Unit merger price, which amount will not be reduced by distributions declared or made by the Partnership to holders of Units (the "Merger Proposal"). The Merger Proposal is subject to certain conditions, including the approval of the merger and necessary amendments to the Partnership Agreement by the holders of a majority of the Units. The Merger Proposal is not subject to a financing condition. The Investors, who own approximately 11% of the outstanding Units, have agreed to vote in favor of the Merger Proposal. The General Partners intend to cause the Partnership to distribute proxy materials to holders of Units to seek approval of the Merger Proposal and related amendments to the Partnership Agreement, and presently anticipate that if all conditions to the Merger Proposal are satisfied, consummation of the merger would occur in the first quarter of 2000. However, there is no assurance that the Merger Proposal will be consummated or that it will not be delayed.

    As a Unitholder, you currently have two options. One option is to tender your Units to us in the Offer and receive the Offer Price of $875 per Unit, less any distributions as described above. The other option is to continue to hold your Units. However, if you decide not to tender your Units in this Offer, you may be forced to accept a lower price per Unit if the KR5 Acquisition Merger Proposal is approved and the Partnership is merged into KR5 Acquisition. Currently, it is proposed that if the Merger Proposal is approved, you will be required to sell your Units at $864 per Unit, $11 less than the Purchaser's Offer Price of $875 and you will not have the option to hold onto your Units in the Partnership.

    The blue Letter of Transmittal and any other required documents should be sent or delivered by each tendering Unitholder or such Unitholder's broker, dealer, bank, trust company or other nominee to the Depositary at one of its addresses set forth below or faxed to the Depositary to the number below, with an original copy sent in the mail thereafter. If you completed the previously sent green Letter of Transmittal and delivered it to the Depositary and have not withdrawn such tender, you do not need to complete the blue Letter of Transmittal for your Units to be tendered to the Purchaser.

                        THE DEPOSITARY FOR THE OFFER IS:

                      MMS ESCROW AND TRANSFER AGENCY, INC.

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By Hand or Overnight Courier:          By Mail:
MMS Escrow and Transfer Agency, Inc.   MMS Escrow and Transfer Agency, Inc.
1845 Maxwell St., Suite 101            P.O. Box 7090
Troy, MI 48084                         Troy, MI 48007
By Facsimile: (248) 614-4536
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    For more information, please call the Depositary at (888) 292-4264.